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Re:	Kilroy Realty, L.P.
Kilroy Realty Corporation
Registration Statement on Form S-4
Filed August 31, 2010
File No. 333-169117

Dear Ms. Gowetski:

On behalf of Kilroy Realty, L.P., a Delaware limited partnership (the “Operating Partnership”), and Kilroy Realty Corporation, a Maryland corporation (the “Company”), we are responding to the Staff’s letter dated September 27, 2010 with respect to the Operating Partnership’s and the Company’s Registration Statement on Form S-4 (the “Form S-4”). For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the letter in the order presented. The response to Comment 2 below is, in part, based on information provided to us by the Company.

General

1.	We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

September 28, 2010

Response:

In response to the Staff’s comments, the Operating Partnership and the Company are filing concurrently with this response letter a supplemental letter stating that they are registering the exchange offer in reliance on the Staff’s position contained in the Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) (the “Morgan Stanley no-action letter”) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Shearman & Sterling no action letter”), and such letter will include the representations contained in the Morgan Stanley no-action letter and Shearman & Sterling no-action letter.

2.	We note your disclosure on page 177 regarding your incorporation by reference. Please provide us with an analysis detailing your eligibility to incorporate by reference in this Form S-4.

Response:

The Operating Partnership and the Company acknowledge the Staff’s comment and respectfully advise the Staff that the documents incorporated by reference on page 177 of the Form S-4 reference documents that are incorporated by and relate to Kilroy Realty Corporation, and not Kilroy Realty, L.P. As defined on page 1 of the Form S-4, in the Introduction to the “Prospectus Summary”, the term “Company” refers to Kilroy Realty Corporation. Kilroy Realty Corporation is the issuer of the guarantee that is registered on the Form S-4, and therefore is a co-registrant with respect to the Form S-4.

Item 10 of Form S-4 provides that incorporation by reference is available to a registrant if the registrant “meets the requirements for use of Form S-3.” As defined in Form S-4 General Instruction B.l.a., a registrant “meets the requirements for use of Form S-3” if “(i) the registrant meets the requirements of General Instruction I.A. of Form S-3, and (ii) one of the following is met:

A. The registrant meets the aggregate market value requirement of General Instruction I.B.1 of Form S-3; or

B. Non-convertible debt or preferred securities are to be offered pursuant to this registration statement and are “investment grade securities” as defined in General Instruction I.B.2 of Form S-3; or

C. The registrant is a majority-owned subsidiary and one of the conditions of General Instruction I.C. of Form S-3 is met.”

The Company satisfies requirements of General Instruction B.1.a.i of Form S-4 (which references General Instruction I.A of Form S-3) because:

l.	as disclosed in the Form S-4, the Company is organized under the laws of the State of Maryland and has its principal business operations in the United States;

2.	the Company’s common stock is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”);

September 28, 2010

3.	the Company has: (a) been subject to the requirements of Section 12 or 15(d) of the Exchange Act and has filed all the material required to be filed pursuant to Section 13, 14 or 15(d) for a period of at least twelve calendar months immediately preceding the filing of the Form S-4; and (b) filed in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the Form S-4, other than a report that may have been required solely pursuant to Item 1.01, 1.02, 2.03, 2.04, 2.05, 2.06, 4.02(a) or 5.02(e) of Form 8-K;

4.	neither the Company nor any of its consolidated or unconsolidated subsidiaries have, since the end of the last fiscal year for which certified financial statements of the Company and its consolidated subsidiaries were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange Act: (a) failed to pay any dividend or sinking fund installment on preferred stock; or (b) defaulted (i) on any installment or installments on indebtedness for borrowed money, or (ii) on any rental on one or more long term leases, which defaults in the aggregate are material to the financial position of the Company and its consolidated and unconsolidated subsidiaries, taken as a whole; and

5.	the Company has: (a) filed with the Commission all required electronic filings, including electronic copies of documents submitted in paper pursuant to a hardship exemption as provided by Rule 201 or Rule 202(d) of Regulation S-T; and (b) submitted electronically to the Commission and posted on its corporate web site, all interactive data files required to be submitted and posted pursuant to Rule 405 of Regulation S-T since the date the Company has been required to submit and post such files.

In addition, the Company satisfies the requirements for use of Form S-3 found in General Instruction B.l.a.ii of Form S-4 because as of the date of the filing of the Form S-4 the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company is more than $75 million.

Accordingly, we believe that Kilroy Realty Corporation “meets the requirements for use of Form S-3” (as defined) and therefore may incorporate by reference information into the Form S-4 in accordance with Items 10 and 11 of Form S-4.

*        *        *

Please do not hesitate to call the undersigned at (213) 891-8739 should you have any questions.

Very truly yours,

/s/ J. Scott Hodgkins
J. Scott Hodgkins
of LATHAM & WATKINS LLP

cc:	Tamara Porter, Esq.